UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) December 16, 2011

ZOOM TECHNOLOGIES, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	**0-18672**	**51-0448969**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Headquarters:
Sanlitun SOHO, Building A, 11th Floor
No.8 Workers Stadium North Road
Chaoyang District, Beijing, China 100027

U.S. office:
136 First Street
Nanuet, NY 10954

(Address of principal executive offices including zip code)

(917) 609-0333
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07 Submission of Matters to a Vote of Security Holders.

The Company held its 2011 Annual Meeting of Stockholders on December 16, 2011. At the meeting, stockholders (i) re-elected all six directors nominated by the Company's Board of Directors and (ii) approved an amendment to the Company's 2009 Equity Incentive Plan to increase the amount of common stock, par value $0.01 per share, reserved under the plan from 2,500,000 shares to 5,000,000 shares.

Set forth below are the final voting results for each of the proposals.

(1) Election of Six (6) director nominees until the next annual meeting of the Company.

Director	Votes For	Votes Withheld
Lei Gu	9,991,312	219,103
Anthony Chan	9,822,740	387,675
Augustine Lo	9,757,689	452,726
Chang Shan	9,756,717	453,698
Cheng Wang	9,757,643	452,772
Leo Li	9,993,856	216,559

(2) Amendment to the Company's 2009 Equity Incentive Plan to increase the amount of common stock, par value $0.01 per share, reserved under the plan from 2,500,000 shares to 5,000,000 shares.

Votes For	Votes Against	Abstentions
7,992,328	2,138,168	89,919

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ZOOM TECHNOLOGIES, INC.

Date: December 21, 2011   By: /s/ Anthony K. Chan

Anthony K. Chan
Chief Financial Officer